EXHIBIT 99.1

Quantum BioPharma Previously Known as FSD Pharma (Nasdaq:HUGE) (CSE:HUGE) Invites

Shareholders to Come Forward and Join Hands With the Company in the US700M$+ Court Case the

Company Has Filed Against CIBC, RBC, and Others for Alleged Spoofing/Stock Price Manipulation

TORONTO, ON / ACCESSWIRE / November 25, 2024 / Quantum BioPharma Ltd. (NASDAQ:QNTM)(CSE:QNTM)(FRA:0K91) (the "Company") formerly named FSD Pharma Inc. (Nasdaq:HUGE)(CSE:HUGE) is pleased to follow up on recent events concerning the complaint filed by the Company in the United States courts, that alleges that CIBC World Markets, RBC Dominion Securities and others (the "Defendants") engaged in market manipulation in the share price of the Company. The Company, as well as its shareholders, have suffered financial and emotional losses resulting from this alleged manipulation. We are determined to right this wrong by the Defendants and reverse the Company losses and claim punitive damages to the extent determined by the courts. As a result, prominent legal teams have been assembled to pursue the recovery of all losses and damages impacting our Company. The law firms have agreed to be compensated without cost to the Company but solely on a contingency basis, meaning that the Company will not be billed for legal costs in this matter. The Company itself is seeking damages of more than US$700M we believe it has suffered. The shareholders can find updated information about the case on the Quantum vs Banks page of our website which will be updated periodically.

Quantum Biopharma previously know as FSD Pharma and traded under the symbol HUGE is inviting and requesting shareholders to join with the company in its quest to get justice for itself and all affected shareholders, both past and current. The company strongly believes the more affected and harmed shareholders that come forward to share specific details of their losses, the stronger the case will become against the alleged perpetrators, for the vast financial harm they have caused.

If you had realized losses based only on the shares sold in the Relevant Period, please complete the details below. We ask the shareholders to fill in the following information and send it the company at info@Quantumbiopharma.com. For more information, please call the company at 1-833-571-1811.

You can download a form or fill in the information requested below directly on the Quantum vs Banks page on our website. We will be updating the page periodically for our shareholders with progress and information pertaining to this case.

The information requested is as follows:

1.	Your Name:_____________________________________________________________________

2.	Your Address:___________________________________________________________________

3.	Details of Shares That Were Purchased and Sold with Dates, Prices Loss/Profit etc.

4.	Please give a description of what you and your family had to go through because of the losses you may have incurred (you can attach another sheet with this)

5.	Are you willing to give an interview YES NO

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We invite you to review the two public news releases on which this letter is based dated October 21 (Oct 21 Public News Release) and October 22, 2024 (Oct 22 Public New Release)

Please call the Company should you wish to require further information.

About Quantum BioPharma Ltd.

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented UNBUZZD™ and spun out its OTC version to a company, Celly Nutrition Corp. ("Celly Nutrition"), led by industry veterans. Quantum BioPharma retains ownership of 25.71% (as of June 30, 2024) of Celly Nutrition at www.unbuzzd.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd ™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Additionally, Quantum BioPharma retains a large tax loss carry forward of approximately C$130 million and could be utilized in the future to offset tax payable obligations against future profits. Quantum BioPharma retains 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

Forward-Looking Information

This press release contains certain "forward-looking statements" within the meaning of applicable Canadian securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "believes", "anticipates", "expects", "is expected", "scheduled", "estimates", "pending", "intends", "plans", "forecasts", "targets", or "hopes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "will", "should" "might", "will be taken", or "occur" and similar expressions) are not statements of historical fact and may be forward-looking statements. The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company's focus on the research and development of Lucid-MS to prevent and reverse myelin degradation; the Company's Lucid-21-302 clinical development program in multiple sclerosis advancing towards human phase-2 efficacy trials; the Company's intention to utilize its large tax loss to offset future tax payable obligations against future profits; the Company's intention to retain 100% of the rights to develop products for pharmaceutical and medical uses; the Company's intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; the Company's belief that its share price does not affect its current financial position and recent operational improvements and that a strong cash and cash equivalents provide a solid foundation for operations and potential growth opportunities.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: the Company's assessment of market conditions, its ability to gain market share, and its potential competitive edge are accurate; the Company will have the ability to carry out its plans with respect to its new innovation and offerings, including its ability to conduct research and development of Lucid-MS; the Company's Lucid-21-302 clinical development program in multiple sclerosis will advance towards human phase-2 efficacy trials; the Company will retain 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses; the Company will seek new business opportunities; the Company will increase efficiency in its processes and partnerships; the Company will have the ability to carry out its other goals and objectives; the Company is accurate in its belief that its share price does not current financial position and recent operational improvements; that a strong cash and cash equivalents will provide a solid foundation for operations and potential growth opportunities.

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These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company being inaccurate in its belief that its share price does not current financial position and recent operational improvements; and that a strong cash and cash equivalents will not provide a solid foundation for operations and potential growth opportunities; the Company's inability to carry out its plans with respect to its new innovation and offerings; the Company's inability to utilize its tax loss; the Company's inability to retain 100% of the rights to develop products for pharmaceutical or medical uses; the Company's inability to enhance its product development capabilities and/or maintain a portfolio of strategic investments; the Company's Lucid-21-302 clinical development program in multiple sclerosis not advancing towards human phase-2 efficacy trials; and the risks discussed in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2023, final short form base shelf prospectus dated December 22, 2023 and registration statement on Form F-3 containing a base shelf prospectus, each under the heading "Risk Factors". These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list is not exhaustive. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events, or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission's website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board

Email: Zsaeed@quantumbiopharma.com

Telephone: 1-833-571-1811

Investor Relations

Email: ir@quantumbiopharma.com, info@quantumbiopharma.com

Website: www.quantumbiopharma.com

Contact Information

Zeeshan Saeed

Founder, CEO and Executive Co-Chairman of the Board

zsaeed@quantumbiopharma.com

1-833-571-1811

SOURCE: Quantum BioPharma Ltd.

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